May 28, 2025

Nick Langton
Founder, Chief Executive Officer and Director
Mixed Martial Arts Group Limited
Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

       Re: Mixed Martial Arts Group Limited
           Draft Registration Statement on Form F-1
           Submitted May 21, 2025
           CIK No. 0001981519
Dear Nick Langton:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Fessler